SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                ______________

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 4)

                              BIOCHEM PHARMA INC.
    -----------------------------------------------------------------------
                               (Name of Issuer)

                       Common Shares, Without Par Value
    -----------------------------------------------------------------------
                        (Title of Class of Securities)

                                  09058T 10 8
    -----------------------------------------------------------------------
                                (CUSIP Number)

                                Stephen Cowden
                              Glaxo Wellcome plc
                    Glaxo Wellcome House, Berkeley Avenue,
                     Greenford, Middlesex Ub6 0NN, England
                              011-44-171-408-8706
    -----------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                with copies to:

                                 Rhett Brandon
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                           New York, NY  10017-3954
                                 212-455-2000

                                 July 19, 1999
    -----------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).































                              Page 2 of 12 Pages

                                 SCHEDULE 13D
CUSIP No.     09058T 10 8                                  Page 3 of 12 Pages

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Glaxo Wellcome plc

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  |_|
                                                                    (b)  |_|
              Joint Filing

   3     SEC USE ONLY


   4     SOURCE OF FUNDS*
              Not applicable

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                           |_|

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
              England

   NUMBER OF      7   SOLE VOTING POWER
    SHARES                 5,316,908 Shares
 BENEFICIALLY
   OWNED BY       8   SHARED VOTING POWER
     EACH                  Not applicable
   REPORTING
    PERSON        9   SOLE DISPOSITIVE POWER
     WITH                  5,316,908 Shares

                 10   SHARED DISPOSITIVE POWER
                           Not applicable

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              5,316,908 Shares

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 |_|

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              5.3 %

  14     TYPE OF REPORTING PERSON*
              HC, CO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D
CUSIP No.     09058T 10 8                                  Page 4 of 12 Pages

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Glaxo Group Limited

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  |_|
                                                                    (b)  |_|
              Joint Filing

   3     SEC USE ONLY


   4     SOURCE OF FUNDS*
              Not applicable

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
              England

   NUMBER OF      7   SOLE VOTING POWER
    SHARES                 5,316,908 Shares
 BENEFICIALLY
   OWNED BY       8   SHARED VOTING POWER
     EACH                  Not applicable
   REPORTING
    PERSON        9   SOLE DISPOSITIVE POWER
     WITH                  5,316,908 Shares

                  10  SHARED DISPOSITIVE POWER
                           Not applicable

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              13,316,908 Shares

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 |_|

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              5.3 %

  14     TYPE OF REPORTING PERSON*
              HC, CO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D
CUSIP No.     09058T 10 8                                 Page 5 of 12 Pages

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Glaxo Wellcome International BV

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  |_|
                                                                    (b)  |_|
              Joint Filing

   3     SEC USE ONLY


   4     SOURCE OF FUNDS*
              Not applicable

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
              The Netherlands

   NUMBER OF      7   SOLE VOTING POWER
    SHARES                 5,316,908 Shares
 BENEFICIALLY
   OWNED BY       8   SHARED VOTING POWER
     EACH                  Not applicable
   REPORTING
    PERSON        9   SOLE DISPOSITIVE POWER
     WITH                  5,316,908 Shares

                  10  SHARED DISPOSITIVE POWER
                           Not applicable

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              5,316,908 Shares

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 |_|

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              5.3 %

  14     TYPE OF REPORTING PERSON*
               HC, CO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D
CUSIP No.     09058T 10 8                                 Page 6 of 12 Pages

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Glaxo Wellcome Inc.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  |_|
                                                                    (b)  |_|
              Joint Filing

   3     SEC USE ONLY


   4     SOURCE OF FUNDS*
              Not applicable

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
              Ontario, Canada

   NUMBER OF      7   SOLE VOTING POWER
    SHARES                 5,316,908 Shares
 BENEFICIALLY
   OWNED BY       8   SHARED VOTING POWER
     EACH                  Not applicable
   REPORTING
    PERSON        9   SOLE DISPOSITIVE POWER
     WITH                  5,316,908 Shares

                  10  SHARED DISPOSITIVE POWER
                           Not applicable

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              5,316,908 Shares

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 |_|

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              5.3 %

  14     TYPE OF REPORTING PERSON*
              CO

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

          This statement on Schedule 13D relates to the common shares, without par value (the "Common Stock") of BioChem Pharma, Inc., an Ontario corporation ("BioChem"). This statement on Schedule 13D constitutes Amendment No. 4 to the Schedule 13D, as amended and supplemented (the "Schedule 13D"), originally filed with the Commission by Glaxo Wellcome Inc. (formerly known as "Glaxo Canada Inc."), an Ontario corporation, on August 5, 1991, and it amends and supplements the Schedule 13D to include the information set forth herein. Capitalized terms not defined herein have the meanings given to such terms in the prior statement on Amendment No. 3 to
Schedule 13D ("Amendment No. 3") jointly filed with the Commission on June 18, 1999 by (i) Glaxo Wellcome Inc., (ii) Glaxo Wellcome International BV,
(iii) Glaxo Group Limited and (iv) Glaxo Wellcome plc (each, a "Glaxo Reporting Person").

          Information contained herein with respect to each Glaxo Reporting Person is given solely by such Glaxo Reporting Person and no Glaxo Reporting Person has the responsibility for the accuracy or completeness of information supplied by another Glaxo Reporting Person. The agreement among the Glaxo Reporting Persons relating to the joint filing of this Schedule 13D was previously filed with and attached as Exhibit 1 to Amendment No. 3.

          The information set forth in the Exhibits referred to herein is hereby expressly incorporated herein by reference and the response to each item of this statement is qualified in its entirety by the provisions of such Exhibits.


Item 4.   Purpose of Transaction

          The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by the following information.

          On July 19, 1999, BioChem received the majority approval of its shareholders (excluding Glaxo Wellcome Inc.) for the purchase of 8,000,000 shares of BioChem Common Stock (the "Vendor Shares") from Glaxo Wellcome Inc. at a price of US$20 per share. Pursuant to the Share Purchase Agreement, dated as of June 11, 1999, between Glaxo Wellcome Inc. and BioChem Pharma Inc. (the "Share Purchase Agreement"), Glaxo Wellcome Inc. received US$80 million in cash and a US$80 million promissory note payable in January 2001 from BioChem for the Vendor Shares. This sale by Glaxo Wellcome Inc. was made for investment purposes and was subject to certain conditions which include, among others, the majority approval of BioChem shareholders
(excluding Glaxo Wellcome Inc.).    The Share Purchase Agreement was
previously filed with and attached as Exhibit 2 to Amendment No. 3.

          Pursuant to the Share Purchase Agreement, Glaxo Wellcome Inc. has also agreed not to purchase or dispose of additional shares of BioChem Common

                              Page 7 of 12 Pages

Stock before the earliest of (1) December 31, 2000, (2) a Change of Control Event (as defined in the Share Purchase Agreement) and (3) the date on which BioChem issues additional shares of BioChem Common Stock with the result that more than 125,000,000 shares of BioChem Common Stock are issued and outstanding.

          As of May 3, 1999, based upon information set forth in the 1999 Management Proxy Circular of BioChem, there were 108,992,890 shares of Common Stock of BioChem outstanding. However, on July 19, 1999, BioChem announced that all of the Vendor Shares had been cancelled upon this repurchase from Glaxo Wellcome Inc. Consequently, as a result of this transaction, Glaxo Wellcome plc, Glaxo Group Limited and Glaxo Wellcome International BV may be deemed to be indirect beneficial owners of 5,316,908 shares of Common Stock of BioChem held directly by Glaxo Wellcome Inc., which shares represent approximately 5.3% of the outstanding shares of Common Stock of BioChem.
This Common Stock ownership percentage is based on the assumption that there will be 100,992,908 shares of Common Stock of Biochem outstanding after this transaction.


ITEM 5.   Interest in Securities of the Issuer.

          The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by the information set forth above in Item 4, which is hereby incorporated by reference herein.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by the information set forth above in Item 4, which is hereby incorporated by reference herein.















                              Page 8 of 12 Pages

ITEM 7.   Material to be Filed as Exhibits.

Exhibit 1 --   Joint Filing Agreement among Glaxo Wellcome plc, Glaxo Group
               Limited, Glaxo Wellcome International BV and Glaxo Wellcome
               Inc. /*/

Exhibit 2 --   Share Purchase Agreement, dated as of June 11, 1999, between
               Glaxo Wellcome Inc. and BioChem Pharma Inc. /*/

Exhibit 3 --   Press Release issued by BioChem Pharma Inc., dated July 19,
               1999.

/*/ previously filed.



































                              Page 9 of 12 Pages

                                   SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 23, 1999


                                       GLAXO WELLCOME PLC


                                       By:   /s/ Stephen Cowden
                                            -----------------------
                                       Name:   Stephen Cowden
                                       Title:  Company Secretary
































                              Page 10 of 12 Pages

                               INDEX TO EXHIBITS

Exhibit 1 --   Joint Filing Agreement among Glaxo Wellcome plc, Glaxo Group
               Limited, Glaxo Wellcome International BV and Glaxo Wellcome
               Inc. /*/

Exhibit 2 --   Share Purchase Agreement, dated as of June 11, 1999, between
               Glaxo Wellcome Inc. and BioChem Pharma Inc. /*/

Exhibit 3 --   Press Release issued by BioChem Pharma Inc., dated July 19,
               1999.

/*/ previously filed.



































                              Page 11 of 12 Pages

                           EXHIBIT 3 TO SCHEDULE 13D

BioChem Pharma Announces the Completion of its Purchase of 8 Million BioChem Common Shares from Glaxo Wellcome Inc.

     LAVAL, Quebec, July 19 /CNW/ - BioChem Pharma Inc. (NASDAQ:  BCHE; ME,
TSE: BCH) announced today that it has completed its purchase for cancellation of 8 million BioChem common shares held by Glaxo Wellcome at a price of U.S. $20 per share. The transaction was approved by an overwhelming majority vote of the BioChem shareholders, excluding Glaxo Wellcome Inc., at the special meeting of shareholders held earlier today in Montreal.

     Payment for these shares is to be made in two stages: U.S. $80 million was paid today upon the closing of the transaction and the remaining U.S. $80 million will be paid in 18 months. The purchased shares have been cancelled and, as a result of the transaction, Glaxo Wellcome's holding in BioChem Pharma has decreased from 12.2% to 5.3% of the Company's reduced outstanding
100.9 million common shares.

     Glaxo Wellcome has agreed not to dispose of its remaining holding before December 31, 2000.

     BioChem is an international biopharmaceutical company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of human diseases with a focus in the anti-infective and anticancer areas.

     BioChem Pharma news releases and other company information can be found on the World Wide Web at www.biochempharma.com

For further information: Christine Lennon (investors), (450) 978-7771; Michele Roy (media), (450) 978-7938; Corporate Communications, BioChem Pharma Inc., E-mail: corpcom@biochempharma.com














                              Page 12 of 12 Pages